SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

(“Company”)

C.N.P.J. n.º 06.164.253/0001-87

N.I.R.E. 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MARCH 25, 2013

I. Date, Time and Place: March 25, 2013, at 10:00 a.m., on Praça Comte. Linneu Gomes, S/N, Portaria 3 – Prédio 15 – Board of Directors’ Meeting Room, Jardim Aeroporto, São Paulo, SP (“Company”). II.  Attendance: All the members of the Board of Directors of the Company. III.  Presiding Board: As chairman of the meeting, Mr. Constantino de Oliveira Junior invited me, Claudia Karpat, to act as secretary of the meeting. IV. Calling: Waived, due to the attendance of all the members of the Board of Directors.  V.  Agenda: To adopt resolutions on the following matters: (a)  approval of the Financial Statements of the Company, the Management Report and the opinion issued by the Independent Auditors (Deloitte Touche Tohmatsu Auditores Independentes - “Deloitte”) for fiscal year 2012 (“Financial Statements”), to be submitted to the next Annual  Shareholders’ Meeting of the Company; (b)  approval of the management proposal for allocation of the result for fiscal year 2012; (c)  reelection of the executive officers of the Company; (d) election of the members of the Committees and Sub-Committees of the Company; (e)  approval of the amendments of the  bylaws of the Sub-Committee of Accounting and Tax Policies and Financial Statements; (f)  granting of guarantee by  the Company to VRG Linhas Aéreas S.A., in order to ensure the performance of its obligations under the aircraft lease agreements entered into between the latter and BOC AVIATION (IRELAND) LIMITED; (g)  ratification of the fiduciary assignment of Bank Deposit Certificates from the Company, by way of collateral of the letter of guarantee issued by Banco Industrial e Comercial S/A (“BICBANCO”) on behalf of VRG Linhas Aéreas S.A.. VI.  Resolutions: After the necessary explanations were provided, after detailed review of the Financial Statements and other documents referring to the matters hereof, the following matters were approved by unanimous vote: (a)  the Financial Statements of the Company, including the Management Report and the opinion issued by the Independent Auditors, for fiscal year 2012, which shall be submitted to the next Annual Shareholders’ Meeting, with recommendation for the shareholders to approve the same. Accordingly, a copy of the Financial Statements, duly approved and initialed by the Presiding Board, will be filed with the head-office and will be disclosed within the legal term; (b) the management proposal for allocation of the result, the Company having recorded a loss for fiscal year 2012, in such manner that no distribution of dividends shall be made to the shareholders; (c) under the terms of art. 17 and following of the Company’s Bylaws, the following executive officers were reelected for a term of office of one (1) year: (i) Paulo Sergio Kakinoff, Brazilian, single, business manager, bearer of Identity Card R.G. nº 25.465.939-1 SSP/SP and enrolled with the C.P.F. under nº 194.344.518-41, for the office of Chief Executive Officer; (ii) Adalberto Cambauva Bogsan, Brazilian, married, business manager, bearer of Identity Card RG nº 15.416.522 SSP/SP and enrolled with CPF/MF under nº 069.371.118-35, for the office of Vice-President Officer; and (iii)Edmar Prado Lopes Neto, Brazilian, married, engineer, bearer of Identity Card RG nº 04.066.178-7 IFP/RJ and enrolled with the

C.P.F. under nº 931.827.087-91, for the office of Investor Relations Officer of the Company; all of them domiciled at Praça Comandante Linneu Gomes, s/n, Portaria 3, Jardim Aeroporto, São Paulo, SP.  The compensation of the Directors and Executive Officers of the Company shall be duly set at the Annual Shareholders’ Meeting of the Company. The executive officers hereby declare, in accordance with the provisions in Article  37, item II of Law n.º 8934/94 and in Articles 147, paragraphs 1 and 2 of Law n.º 6.404/76, as amended, that they have not been charged for any of the crimes provided for in the Law which might prevent them from exercising business activities; (d) election of the following members, for a term of office of one (1) year counted from this date, to the following Committees of the Company: (a) Audit Committee, Messrs. (i) Richard Freeman Lark Jr., naturalized Brazilian, single, business manager, bearer of Identity Card R.G. nº 50.440.294-8 SSP/SP and enrolled with the C.P.F. under nº. 214.996.428-7; (ii) Antônio Kandir, Brazilian, divorced, engineer, bearer of Identity Card R.G. nº 4.866.700-6 SSP/SP and enrolled with the C.P.F. under nº. 146.229.631-91; e (iii) Luiz Kaufmann, Brazilian, engineer, married, bearer of Identity Card R.G. nº 7.162.266-SSP/SP and enrolled with the C.P.F. under nº. 362.006.990-72; (b)  People Management and Corporate Governance Committee, election of Messrs. (i) Henrique Constantino, Brazilian, divorced, businessman, bearer of Identity Card R.G. nº 1.022.856 SEP/DF, enrolled with the C.P.F. under nº 443.609.911-34; (ii) Betania Tanure de Barros, Brazilian, married, psychologist, bearer of Identity Card R.G. nº M-1.072.104 and enrolled with the C.P.F. under nº. 385.001.086-49; (iii) Constantino de Oliveira Júnior, Brazilian, married, businessman, bearer of Identity Card R.G. nº 929.100 SEP/DF and enrolled with the C.P.F. under nº 417.942.901-25; (iv) Paulo Sergio Kakinoff, already identified above; (v) Antônio Kandir, already identified above; e (vi) Paulo César Aragão, Brazilian, divorced, lawyer, bearer of OAB/RJ (Brazilian Bar Association Card) nº. 21.560 and enrolled with the C.P.F. under nº. 174.204.407-78; (c)  Financial Policies Committee, Messrs. (i) Constantino de Oliveira Júnior, already identified above; (ii) Richard Freeman Lark Jr., already identified above; (iii) Luiz Kaufmann, already identified above; (iv) Paulo Sergio Kakinoff, already identified above; and (v) Edmar Prado Lopes Neto, already identified above; (d)  Risk Committee, Messrs. (i) Constantino de Oliveira Júnior; (ii) Richard Freeman Lark Jr.; (iii) Luiz Kaufmann; and (iv) Paulo Sergio Kakinoff, all of them already identified above; and (e)  Accounting and Tax Policies and Financial Statements Sub-Committee, Messrs. (i) Richard Freeman Lark Jr., already identified above; (ii) Charles B. Holland, naturalized Brazilian, married, auditor, bearer of Identity Card R.G. nº 12.782.315-SSP/SP and enrolled with the C.P.F. under n.º 379.343.258-00; (iii) Edmar Prado Lopes Neto, already identified above; and (iv) Marcos da Cunha Carneiro, Brazilian, married, economist, bearer of Identity Card nº 04.831.135-1 IFP and enrolled with the C.P.F. under nº. 663.964.337-53; all of them domiciled at the Company’s address, as indicated in these minutes; (e) the amendment of the article 2 of the bylaws of the Sub-Committee of Accounting and Tax Policies and Financial Statements, attached hereto as “Annex 1” (Bylaws of the Accounting and Tax Policies and Financial Statements Sub-Committee), increasing the number of members from three (3), to up to four (4); (f) granting of guarantee by the Company to VRG Linhas Aéreas S.A., in order to guarantee the performance of the obligations by the latter under the aircraft lease agreements entered into between the latter and BOC AVIATION (IRELAND) LIMITED, relating to Boeing 737-800 model aircraft, with manufacturer serial numbers 39615, 39622, 39627, 41163, 39634, 35847, 37602 and 35853, all of them with two CFM56-7B24E engines installed thereon, the executive officers being since now authorized to enter into any documents as may be required in connection with this resolution; (g) ratification of the fiduciary assignment of Bank

Deposit Certificates from the Company, in the amount of eighteen million, seven hundred and fifty-five thousand, six hundred and forty-three reais and sixteen cents (R$18,755,643.16), by way of the letter of guarantee issued by BICBANCO, in the amount of thirty-seven million, five hundred and eleven thousand, two hundred and eighty-six reais and thirty-one cents (R$37,511,286.31) to the benefit of VRG Linhas Aéreas S.A.. VII. Adjournment of the Meeting and Drawing-up of these Minutes: The floor was offered to whoever might wish to use it, and since nobody did so, the meeting was adjourned for the necessary time for the drawing-up of these minutes. After the meeting was reopened, these minutes were read, checked and signed by attendees. I hereby certify that this is a faithful copy of the minutes drawn-up in the proper book.

São Paulo, March 25, 2013.

Constantino de Oliveira Junior Chairman	Claudia Karpat Secretary

ANNEX 1

BYLAWS

OF THE SUB-COMMITTEE FOR ACCOUNTING AND TAX POLICIES

AND FINANCIAL STATEMENTS

Article 1 - The Sub-Committee for Accounting and Tax Policies and Financial Statements is a body subordinated to the Audit Committee and to the Board of Directors and has the following duties and responsibilities:

(a) Reviewing, from time to time, the accounting and tax policies and financial statements of the Company and providing recommendations to the Board of Directors;

(b) Following-up and assessing the compliance with the accounting and tax policies and financial statements adopted by the Company;

(c) Preparing and providing to the Audit Committee a summary of review and approval of matters discussed by the Sub-Committee;

(d) Providing quarterly presentations to the Audit Committee on matters within its scope of incumbency; and

(e) Advising the Audit Committee of the Company about issues deemed by it that should be the subject matter of assessment, review and/or any other action by the referred Committee.

Article 2 - The Sub-Committee for Accounting and Tax Policies and Financial Statements shall be composed by up to four (4) members, elected by the Board of Directors, namely: the Financial Vice-President of the Company or an officer with an equivalent role; one (1) member of the Board of Directors or one (1) member of the Audit Committee; and two (2) external specialists, for terms of office of one (1) year, reelection being permitted.

Article 3 - The Sub-Committee for Accounting and Tax Policies and Financial Statements shall have one Secretary, to be selected among the members, in common agreement, at the first meeting of the Sub-Committee, who shall perform his duties for a term of one (1) year.

Paragraph One — In the absence of the Secretary, he will be replaced by any of the other members of the Sub-Committee. A Chair of the meetings will be appointed at each meeting among the members of the Sub-Committee.

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Paragraph Two — In case of vacancy in the office of Secretary, a new Secretary will be elected, who will perform his duties until the end of the term of office of the Secretary who was replaced.

Article 4 - The Sub-Committee for Accounting and Tax Policies and Financial Statements shall hold regular meetings at each quarter, and special meetings whenever they are called by the Secretary, on his own initiative or upon request from any of the other members of the Sub-Committee.

Article 5 - A quorum of at least two (2) members will be required for the Sub-

Committee for Accounting and Tax Policies and Financial Statements to validly make resolutions, which shall be adopted by majority vote. In case of tie voting, a new meeting shall be required to be held, with the attendance of all the members of the Sub-Committee, for the matter to be once again submitted to vote and decided.

Sole Paragraph - In the absence of a minimum quorum, as set forth in the head paragraph hereof, the Secretary shall call a new meeting, which shall be held as urgently as may be required in regard of the matter to be discussed.

Article 6 - The meetings of the Sub-Committee for Accounting and Tax Policies and Financial Statements shall be called by any written means (fax, letter and/or e-mail).

Article 7 - Decisions by the Sub-Committee for Accounting and Tax Policies and Financial Statements shall be made by majority of votes, and a dissenting member will be entitled to have his vote recorded in the Minutes of the respective meeting.

Article 8 - Minutes shall be drawn-up in a proper book for all the meetings of the Sub-Committee for Accounting Policies and Financial Statements, which minutes shall be signed by all the attendees.

Article 9 - At the first meeting after the organization of the Sub-Committee for Accounting Policies and Financial Statements, the Sub-Committee shall approve an annual schedule of activities.

Article 10 - In the course of the meetings, any acting member of the Sub- Committee for Accounting and Tax Policies and Financial Statements shall be entitled to individually request and review books and other corporate records, being authorized to make notes and remarks, which shall be discussed and resolved at the respective meetings, provided that such books and records refer to matters within the scope of responsibility of the Sub-Committee, under the terms of Article 1 above.

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Sole Paragraph - Reviewing the above referred records shall not be permitted except at the Company’s head-office, and upon prior request.

Article 11 - Requests of information and/or explanations concerning the corporate business by any permanent member of the Sub-Committee for Accounting and Tax Policies and Financial Statements shall be submitted to the managing bodies of the Company, in a written request signed by the Secretary to the Sub-Committee for Accounting Policies and Financial Statements.

Article 12 - It shall be incumbent upon the Secretary to:

(a) arrange for the calling of the members of the Sub-Committee to the meetings, at least five (5) business days in advance; and

(b) request to the Company’s management such information and/or explanations as may be deemed necessary under the terms of Article 10 above.

Sole Paragraph - The Secretary will be allowed to request the Board of Executive Officers to make a staff available for providing support to the meetings of the Sub-Committee for Accounting Policies and Financial Statements.

Article 13 - The attendance of members of the Sub-Committee for Accounting and Tax Policies and Financial Statements to General Meetings or to Meetings of the Board of Directors, in order to answer to requests of information eventually made by the shareholders or directors may be requested by the Board of Directors, in writing, at least five (5) days in advance.

Article 14 - The Sub-Committee for Accounting and Tax Policies and Financial Statements may prepare Policies regulating matters within their scope of responsibility, under the terms of Article 1 above, and such Policies may be changed from time to time by the Sub-Committee for Accounting and Tax Policies and Financial Statements itself, provided that such changes are made by unanimous decision of the Sub-Committee members, without prejudice to the provisions in Article 7 above.

Article 15 - Matters not expressly provided for herein shall be decided by the Board of Directors.

[Gol Linhas Aéreas Inteligentes SA. Bylaws approved at the Meeting of the Board of Directors held on March 25, 2013.]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 25, 2013

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.